EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation: **Analyst Inquiries:**   **Media Contact:**
Kathleen F. Nolen   Dresner Companies   Cleco Corporation:
(318) 484-7687   Kristine Walczak   Michael Burns
Rodney Hamilton   (312) 780-7205   (318) 484-7663
(318) 484-7593

For Immediate Release

Cleco Corp. Board Makes Series of Management Changes
Board formally names Madison as president and CEO; Samil new president of utility

PINEVILLE, La., May 5, 2005 – Cleco Corp. (NYSE: CNL) announced today Michael H. Madison is the company's new president and chief executive officer.

The board of directors unanimously approved Madison's appointment following Cleco's annual meeting of shareholders Thursday. The board announced in March that Madison, 56, was its choice to replace David M. Eppler, who is retiring after five years as president and CEO. Eppler announced in late 2004 his intention to retire by midyear. Madison also will replace Eppler on Cleco's board of directors.

Madison, who has been serving as president and COO of Cleco Power LLC since October 2003, said, "It is a real honor for me to be entrusted with the responsibility of running a company that plays such a vital role in Louisiana. I'm looking forward to continuing to work with Cleco's terrific group of employees. They have shown repeatedly they are among the best in our industry.

"With our employees and the talented leadership team we have in place, I'm confident we can grow the company and add to Cleco's long record of success," Madison said. "We will continue building on the accomplishments of David Eppler, who has done a great job running the company the last five years."

The board also voted to name Dilek Samil, 49, as president and chief operating officer of Cleco Power LLC. Samil, who has worked in the utility industry for 25 years, had been serving as Cleco's executive vice president and chief financial officer.

"Dilek's financial and regulatory experience will be a key asset as we implement our strategy to lower fuel costs and stabilize prices for our customers," Madison said.

In addition, Kathleen Nolen, 44, was named senior vice president and chief financial officer by the board.

"Kathleen has been with Cleco for more than 20 years, and her combination of financial expertise and knowledge of company operations will serve us well," Madison said.

The board also named George Bausewine, 49, senior vice president of corporate services. Bausewine will oversee human resources and information technology. He has worked at Cleco since 1986 and most recently served as vice president of regulatory and rates.

Other management changes included the promotion of Russell Davis, 48, to vice president and chief accounting officer. In addition to all accounting functions, Davis also will be responsible for materials and supplies. He joined Cleco in 2000 and previously had served as vice president and controller.

Named treasurer by the board was Keith Crump, 43, who has been serving as manager of forecasting and analytics and budgeting. Crump joined Cleco in 1989.

Cleco Corp. is a regional energy provider headquartered in Pineville, La. It operates a regulated electric utility company that serves 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the 718-megawatt Perryville plant. The sale of the Perryville facility to a subsidiary of Entergy is pending. For more information about Cleco, visit www.cleco.com.

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